EXHIBIT 99.2

Report of Voting Results

In accordance with Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, we advise of the results of the voting on the matters submitted to the annual general and special meeting (“Meeting”) of the shareholders of Eupraxia Pharmaceuticals Inc. (“Company”) held on June 6, 2024.

The matters voted on at the Meeting and the results of the voting were as follows:

Item 1: Number of Directors

On a vote by ballot, the shareholders approved setting the number of directors at six.

Votes For	% For	Votes Against	% Against
13,172,020	99.999	100	0.001

Item 2: Election of Directors

On a vote by ballot, the following nominees were elected as directors to serve until the next annual meeting of shareholders of the Company or until his or her successor is duly elected or appointed.

Director Nominee	Votes For	% For	Votes Withheld	% Withheld
James A. Helliwell	12,566,498	99.880	15,100	0.120
Simon Pimstone	11,691,796	92.928	889,802	7.072
Richard M. Glickman	12,521,398	99.522	60,200	0.478
Paul Geyer	12,565,748	99.874	15,850	0.126
John Montalbano	12,566,498	99.880	15,100	0.120
Michael Wilmink	12,566,498	99.880	15,100	0.120

Item 3: Appointment of Auditors

On a vote by ballot, the shareholders appointed KPMG LLP as auditor of the Company for the ensuing year and authorized the directors to set the auditor’s pay.

Votes For	% For	Votes Withheld	% Withheld
13,170,620	99.989	1,500	0.011

Item 4: Approval of Unallocated Entitlements under the Stock Option Plan

On a vote by ballot, disinterested shareholders passed a resolution approving unallocated entitlements under the Company’s amended and restated stock option plan.

Votes For	% For	Votes Against	% Against
10,493,129	92.175	890,802	7.825

Item 5: Amendment to Company Articles

On a vote by ballot, a special majority of shareholders passed a resolution amending the Articles of the Company to provide that the Company may, by a resolution of the directors, consolidate or subdivide all or any of the Company’s unissued, or fully paid issued, shares.

Votes For	% For	Votes Against	% Against
11,628,774	92.427	952,823	7.573

Yours truly,

Eupraxia Pharmaceuticals Inc.

(signed) “James A. Helliwell”___
Chief Executive Officer